Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-140712

PROSPECTUS

7,558,112 Shares

GENELABS TECHNOLOGIES, INC.

Common Stock

_________________

This prospectus relates to the disposition from time to time of up to 7,558,112 shares of our outstanding common stock in the aggregate, including 1,744,170 shares of our common stock issuable upon the exercise of warrants, which are held by the selling shareholders named in this prospectus.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 15. We will not be paying any underwriting discounts or commissions in this offering.

The common stock is traded on the Nasdaq Capital Market under the symbol “GNLB.” On April 30, 2007, the reported closing price of the common stock was $2.29 per share.

_________________

An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

_________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is May 1, 2007.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	1
RISK FACTORS	2
FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	12
SELLING SHAREHOLDERS	12
PLAN OF DISTRIBUTION	15
LEGAL MATTERS	18
EXPERTS	18
WHERE YOU CAN FIND MORE INFORMATION	18

_________________

Unless otherwise indicated, all references to “Genelabs,” “Company,” “we,” “our,” “us” or similar terms refer to Genelabs Technologies, Inc., together with its subsidiaries.

_________________

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

_________________

TRADEMARKS AND TRADENAMES

Genelabs® and the Genelabs logo are registered trademarks, and Prestara™ is a trademark of Genelabs Technologies, Inc. This prospectus also includes tradenames and trademarks of companies other than Genelabs.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

GENELABS TECHNOLOGIES, INC.

Genelabs Technologies, Inc. is a biopharmaceutical company engaged in the discovery and development of pharmaceutical products to improve human health. Our business objective is to develop a competitive advantage by focusing on drug targets for which we can rapidly optimize lead compounds, with the goal of developing drugs with significant market potential. In our drug discovery programs, which are presently concentrated on new treatments for infection with the hepatitis C virus, or HCV, we seek to identify compounds that have a distinct advantage over potential competitive compounds in potency, safety, and/or pharmacokinetic properties, with a goal of achieving “best-in-class” status. In addition, two separate development-stage projects have the potential to achieve “first-in-class” status: Prestara™ (prasterone), an investigational drug for systemic lupus erythematosus, referred to as SLE or lupus, and an investigational vaccine for hepatitis E virus, that is being developed by GlaxoSmithKline under a license from us.

In addition to these primary programs focused on drug discovery and development, we have established a portfolio of patents and patent applications based on inventions arising from our other research and development activities. We have granted licenses to third parties under our intellectual property portfolio, including under patents covering the hepatitis E virus, hepatitis G virus and a nucleic acid amplification technology known as LADA, and we may seek to grant additional licenses under or otherwise monetize these or other patents we own.

Because none of our products have been approved by regulatory authorities, we may not be able to generate significant revenue or attain profitability. Since our inception, we have not generated any product sales from our drug discovery and development efforts and we have a history of significant losses. Given that we expect to incur substantial net losses to develop our potential products, it is unclear when, if ever, we will become profitable. See “Risk Factors” for a full discussion of these and other risks relating to our business and owning our capital stock.

We were incorporated in California in 1985. Our principal executive offices are located at 505 Penobscot Drive, Redwood City, California 94063, and our main telephone number is (650) 369-9500. Our Web site is located on the world wide web at “genelabs.com.” We do not incorporate by reference into this prospectus the information on our Web site, and you should not consider it as part of this prospectus.

1

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Related to Genelabs

Although we currently meet the standards for continued listing on the Nasdaq Capital Market, there is no guarantee that we will continue to meet these standards in the future and if we are delisted the value of your investment in Genelabs may substantially decrease.

To remain listed on the Nasdaq Capital Market we must have a market value of at least $35 million or at least $2.5 million in shareholders’ equity. In 2006, our market value fluctuated between approximately $13 million and approximately $44 million. In our Quarterly Report on Form 10-Q, filed for the period ended March 31, 2006, our shareholders’ equity was a deficit of $0.8 million. Based on these factors, the Nasdaq Stock Market sent us a delisting notice, which we appealed to a listing qualifications panel. We subsequently received notification from Nasdaq that the Panel granted our request for continued listing on the Nasdaq Capital Market. The notification further stated that under Nasdaq Marketplace Rule 4806(d)(2), the Panel will continue to monitor our compliance with the continued listing standards of the Nasdaq Capital Market for a period of one year. During this one year period, which expires August 3, 2007, if the Company fails to comply with the continued listing standards an additional hearing regarding the listing would be promptly scheduled pursuant to Marketplace Rule 4806(a). Even though the listing qualifications panel granted our request for continued listing on the Nasdaq Capital Market there is no guarantee that we will continue to meet the standards for listing in the future. Delisting from the Nasdaq Capital Market would adversely affect the trading price of our common stock, significantly limit the liquidity of our common stock and impair our ability to raise additional funds.

We may not be profitable in the near future or at all and in order to carry out our business plans we will require additional funds which may not be available.

We have incurred losses each year since our inception and have accumulated approximately $237 million in net losses through December 31, 2006, including a net loss of $8.7 million for the year ended December 31, 2006 and a net loss of $10.8 million for the year ended December 31, 2005. We may never be profitable and our revenues may never be sufficient to fund operations. We presently estimate that our current cash resources, including net proceeds of an estimated $9.2 million from the sale of shares in February 2007, are adequate to fund our current operations into 2009. Thereafter, we will require additional capital to carry out our business plans.

Additional funds for our research and development activities may not be available on acceptable terms, if at all. The unavailability of additional funds could delay or prevent the development of some or all of our products and technologies, which would have a material adverse effect on our business, financial condition and results of operations.

2

Our collaborations may fail.

Given our financial position and the broad range of resources required for drug development, we have in the past and will likely continue to enter into collaborations with pharmaceutical and larger biotechnology companies. We have received no revenue from the sale of drugs. To date, almost all of our revenue has come from collaboration agreements. We have entered into collaborations with Novartis, Gilead, GlaxoSmithKline, Watson, Tanabe and other companies and we may enter into future collaborations with these or other companies. Our collaborators may breach their contracts, or our collaborators may not diligently and successfully develop and commercialize the results of the research. Alternatively, our collaborators may elect not to extend or augment the collaborations. In this regard, Novartis and/or Gilead may not continue to fund our research beyond their obligations in the research contracts, and GlaxoSmithKline may choose not to continue developing the hepatitis E vaccine which it has been developing under a license from us.

We are dependent on our collaborators to successfully carry out preclinical and clinical development, to obtain regulatory approvals, and/or to market and sell any products arising from the research and/or development conducted by us or the collaborator. Factors which may cause our collaborators to fail in these efforts include: problems with toxicity, bioavailability or efficacy of the product candidate, difficulties in manufacture, problems in satisfying regulatory requirements, emergence of competitive product candidates developed by the collaborator or by others, insufficient commercial opportunity, problems the collaborators may have with their own contractors, lack of patent protection for our product candidates or claims by others that it infringes their patents or other intellectual property rights.

Collaboration on a project also may result in disputes with the collaborator over the efforts by us and/or the collaborator, the achievement of milestones or rights to intellectual property. If we fail to perform all of our obligations, our collaborators may withhold further funding, seek to seize control over our intellectual property and other assets, and/or assert claims for damages against us. In the course of the collaboration our collaborator may obtain know-how which enables it to compete with us in the same area of research and/or development. Because research and development results are unpredictable, we and our collaborators may not achieve any of the milestones in the collaboration agreements. We may also find it difficult to advance to the development stage with some of our newer drug candidates if we are unable to find a suitable collaborator and we may not be able to negotiate new collaboration agreements on favorable terms or at all.

Our research programs are in an early stage and may not successfully produce commercial products.

Pharmaceutical discovery research is inherently high-risk because of the high failure rate of projects. To date, our pharmaceutical research has been focused on a limited number of targets for which no or few commercial drugs have been successfully developed. Our projects may fail if, among other reasons, the compounds being developed fail to meet criteria for potency, toxicity, pharmacokinetics, manufacturability, intellectual property protection and freedom from infringement, or other criteria; or if we fail to make progress due to lack of resources or access to enabling technologies. Genelabs’ product candidates, other than Prestara™, are in an early stage of research. All of our research projects may fail to produce commercial products.

3

We face substantial competition which may result in others discovering, developing or commercializing drugs before or more successfully than us.

The biotechnology industry is highly competitive and characterized by rapid and significant technological change. Creation of the type of compounds we seek to discover requires sophisticated and expensive lab equipment and facilities, a team of scientists with advanced scientific knowledge in many disciplines such as chemistry, biochemistry and biology, and time and effort. We face, and will continue to face, intense competition from organizations such as pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies. Many of these organizations are also pursuing the discovery and development of new drugs to treat infection with the hepatitis C virus, and some are at a more advanced stage of development. Any of these organizations may discover, develop or commercialize products that are more effective, safer or less costly than those that we are developing. Our competitors may also obtain U.S. Food and Drug Administration, or FDA, or other regulatory approval for their products more rapidly than we may obtain approval for ours.

Many of our competitors are substantially larger than we are and have greater capital resources, larger research and development staffs and better facilities than we have. Many of our competitors are more experienced in drug discovery, development and commercialization, in obtaining regulatory approvals and in drug manufacturing and marketing. In addition, if Genelabs discovers compounds that have the potential to be drugs, public information about our research success may lead other companies with greater resources to focus more efforts in areas similar to ours. Because large pharmaceutical companies have access to the latest equipment and have many more personnel available to focus on solving particular research problems, even if our research programs are successful we may have a competitive disadvantage.

If third parties on whom we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

As part of our process of conducting drug discovery research and clinical trials we rely on third parties such as medical institutions, pre-clinical and clinical investigators, contract laboratories and contract research organizations to participate in the conduct of our clinical trials. We also rely on contract manufacturers for supply of active ingredients and formulated material for use in preclinical and clinical development. We depend on Novartis, Gilead and GlaxoSmithKline to conduct preclinical and clinical development, to obtain regulatory approval and to manufacture and commercialize our product candidates. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Additionally, our collaboration partners may have alternative product candidates which they elect to favor over our product candidates. If they do not elect our product candidates for further development, our ability to advance in the pre-clinical and clinical development may be impaired or precluded.

The results of our clinical trial of Prestara™, Genelabs’ drug candidate for systemic lupus erythematosus, were not positive, substantially decreasing the probability that Prestara will ever be approved for marketing and thus diminishing our business prospects.

In order to satisfy conditions set by the FDA, we conducted a Phase III clinical trial of Prestara™ on women with lupus taking glucocorticoids using bone mineral density as the trial’s primary endpoint. Prestara™ is a pharmaceutical formulation containing highly purified prasterone, the synthetic equivalent

4

of dehydroepiandrosterone or DHEA, a naturally occurring hormone. This clinical trial did not demonstrate a statistically significant difference between the bone mineral density of the group of patients taking Prestara™ and the group taking placebo. Additionally, the trial was not specifically designed to demonstrate, and in fact did not demonstrate, a statistically significant benefit in secondary endpoints such as amelioration of lupus symptoms.

A clinical trial of prasterone (the active ingredient in Prestara™) was conducted by Genovate Biotechnology Co., Ltd., or Genovate, a Taiwan-based company that has a license from us for Prestara™ in most Asian countries. In April 2005, we announced that this clinical trial did not meet its primary endpoint, bone mineral density at the lumbar spine. Because both our and Genovate’s clinical trials did not meet their primary endpoints, the FDA will not approve Prestara™ without another Phase III clinical trial. It may not be possible to design and implement a trial that would successfully provide results sufficient to obtain FDA approval for Prestara™, and Genelabs currently does not have the funds to conduct such a trial.

Our outside suppliers and manufacturers for Prestara™ are subject to regulation, including by the FDA, and if they do not meet their commitments, we would have to find substitute suppliers or manufacturers which could delay supply of product to the market.

Regulatory requirements applicable to pharmaceutical products tend to make the substitution of suppliers and manufacturers costly and time consuming. We rely on a single supplier of prasterone, the active ingredient in Prestara™, and we rely on a single finished product manufacturer, Patheon Inc., for production of Prestara™ capsules and for packaging. The disqualification of a supplier or manufacturer through their failure to comply with regulatory requirements could negatively impact our business because of delays and costs in obtaining and qualifying alternate suppliers. We have no internal manufacturing capabilities for pharmaceutical products and are entirely dependent on contract manufacturers and suppliers for the manufacture of our drug candidates. Genelabs and our North American collaborator, Watson, previously arranged for the manufacture of quantities of Prestara™ and prasterone, its active ingredient, in anticipation of possible marketing approval. This inventory has exceeded its initial retest date, although the active ingredient may still be used if it successfully passes re-testing. Watson has informed us that they wish to have the portion of prasterone inventory owned by them destroyed.

The following could harm our ability to manufacture Prestara™:

•	The unavailability at reasonable prices of adequate quantities of the active ingredient or intermediates;
•	The loss of a supplier’s or manufacturer’s regulatory approval;
•	The failure of a supplier or manufacturer to meet regulatory agency pre-approval inspection requirements;
•	The failure of a supplier or manufacturer to maintain compliance with ongoing regulatory agency requirements;
•	The inability to develop alternative sources in a timely manner or at all;
•	The inability or refusal of the manufacturers to meet our needs for any reason, such as loss or damage to facilities or labor disputes;

5

•	The manufacture of product that is defective in any manner; and
•	The competing demands on the contract manufacturer’s capacity, for example, shifting manufacturing priorities to their own products or more profitable products for other customers.

We may be unable to obtain patents or protect our intellectual property rights, or others could assert their patents against us.

Agency or court proceedings could invalidate our current patents, or patents that issue on pending applications. Our business would suffer if we do not successfully defend or enforce our patents, which would result in loss of proprietary protection for our technologies and products. Patent litigation may be necessary to enforce patents to determine the scope and validity of our proprietary rights or the proprietary rights of another.

The active ingredient in Prestara™ is prasterone, more commonly known as dehydroepiandrosterone, or DHEA. DHEA is a compound that has been in the public domain for many years. Although we have an issued U.S. patent on the specific polymorphic form of DHEA we have used in our formulation of prasterone, we do not believe it is possible to obtain patent protection for the base chemical compound anywhere in the world. Genelabs licensed two United States patents covering uses of DHEA in treating lupus from Stanford University in 1993. The Stanford patents expire in 2012 and 2013, and the license expires when the patents expire. In addition, we have filed patent applications covering additional uses for Prestara™ and various pharmaceutical formulations and intend to file additional applications as appropriate. We have filed patent applications covering compounds from our HCV drug discovery programs; however, not all of these HCV applications have issued. A number of patents have issued to Genelabs covering our drug discovery technologies and methods related to selective regulation of gene expression and the control of viral infections. A number of patent applications are pending.

If another company successfully brings legal action against us claiming our activities violate, or infringe, their patents, a court may require us to pay significant damages and prevent us from using or selling products or technologies covered by those patents. Others could independently develop the same or similar discoveries and may have priority over any patent applications Genelabs has filed on these discoveries. Prosecuting patent priority proceedings and defending litigation claims can be very expensive and time-consuming for management. In addition, intellectual property that is important for advancing our drug discovery efforts or for uses for the active ingredient in Prestara™ owned by others might exist now or in the future. We might not be able to obtain licenses to a necessary product or technology on commercially reasonable terms, or at all, and therefore, we may not pursue research, development or commercialization of promising products.

We may be unable to attract or retain key personnel.

Our ability to develop our business depends in part upon our attracting and retaining qualified management and scientific personnel. The loss of our key personnel, significant salary increases to retain our key personnel or the failure to recruit additional key personnel could significantly impede attainment of our objectives and harm our financial condition and operating results. Additionally, recent and proposed laws, rules and regulations increasing the liability of directors and officers may make it more difficult to retain incumbents and to recruit for these positions.

In June 2006, we entered into a collaboration with Novartis which will require us to dedicate a specified level of scientific personnel to the work plan established with Novartis. We have similar obligations under our collaboration with Gilead. Because we have obligations to dedicate a specified

6

number of scientists to the collaborations, we may not have sufficient personnel to continue to advance our unpartnered NS5a drug discovery program. As the number of qualified personnel is limited, competition for such staff is intense. Further, our collaborations with Novartis and Gilead specify the funding rates for Genelabs’ scientific personnel working on the collaborations, which means we bear the risk of any personnel cost increases. We may not be able to continue to attract or retain such people on acceptable terms, given the competition for those with similar qualifications among biotechnology, pharmaceutical and healthcare companies, universities and nonprofit research institutions.

On August 25, 2006 we announced the resignation of Matthew Loar as Chief Financial Officer, effective September 1, 2006. We are currently searching for his replacement, and our Chief Executive Officer, James A.D. Smith, has assumed Mr. Loar’s duties on an interim basis.

Our facilities are located near an earthquake fault, and an earthquake could disrupt our operations and adversely effect results.

All of our operations are conducted in a single facility built on landfill in an area of California near active geologic faults which historically have caused major earthquakes from time to time. The office park where the facility is located is approximately at sea level behind levees sheltering the buildings from the San Francisco Bay. In the event of a significant earthquake, we could experience significant damage and business interruption for which we are not insured.

Industry Risks

Our activities involve hazardous materials and improper handling of these materials by our employees or agents could expose us to significant legal and financial penalties.

Our research and development activities involve the controlled use of hazardous materials, including infectious agents, chemicals and various radioactive compounds. Our organic chemists use solvents, such as chloroform, isopropyl alcohol and ethanol, corrosives such as hydrochloric acid and highly flammable materials, some of which are pressurized, such as hydrogen. We use radioactive compounds in small quantities under license from the State of California, including Carbon(14), Cesium(137), Chromium(51), Hydrogen(3), Iodine(125), Phosphorus(32), Phosphorus(33) and Sulfur(35). Our biologists use biohazardous materials, such as bacteria, fungi, parasites, viruses and blood and tissue products. We also handle chemical, medical and radioactive waste, byproducts of our research, through licensed contractors. As a consequence, we are subject to numerous environmental and safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Federal, state and local governments may adopt additional laws and regulations affecting us in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, current or future laws or regulations.

Although we believe that our safety procedures for using, handling, storing and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials and we could be liable for any civil damages that result, the cost of which could be substantial. Further, any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous chemicals or hazardous, infectious or toxic substances could subject us to significant liabilities, including joint and several liability under state or federal statutes. We do not specifically insure against environmental liabilities or risks regarding our handling of hazardous materials. Additionally, an accident could damage, or force us to shut down, our research facilities and operations.

7

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage against potential liabilities in order to protect ourselves against product liability claims.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. We may become subject to product liability claims if someone alleges that the use of our products injured subjects or patients. This risk exists for products tested in human clinical trials as well as products that are sold commercially. Although we currently have product liability insurance coverage in amounts that we believe are customary for companies of our size and in our industry and sufficient for risks we typically face, we may not be able to maintain this type of insurance in a sufficient amount. There is no assurance that product liability insurance will continue to be available in the future at a cost or on acceptable terms or with adequate coverage against potential liabilities which could harm our business by requiring us to use our resources to pay potential claims.

Risks Relating to Owning Our Stock

Because our stock is volatile, the value of your investment in Genelabs may substantially decrease.

The market price of our common stock, like the stock prices of many publicly traded biopharmaceutical companies, has been and will probably continue to be highly volatile. Between January 1, 2006 and December 31, 2006, the price of our common stock fluctuated between $2.55 and $0.70 per share. In addition to the factors discussed in this Risk Factors section, a variety of events can impact the stock price. For example, the availability of a large block of stock for sale in relation to our normal trading volume could result in a decline in the market price of our common stock.

In addition, numerous events occurring outside of our control may also impact the price of our common stock, including:

•	progress of our products through the regulatory process;
•	results of preclinical studies and clinical trials;
•	announcements of technological innovations or new products by us or our competitors;
•	government regulatory actions affecting our products or our competitors’ products in the United States or foreign countries;
•	developments or disputes concerning patent or proprietary rights;
•	actual or anticipated fluctuations in our operating results;
•	changes in our financial estimates by securities analysts;
•	general market conditions for emerging growth, biotechnology and pharmaceutical companies;
•	broad market fluctuations; and
•	economic conditions in the United States or abroad.

8

Because the average daily trading volume of our common stock is low, your ability to sell your shares in the secondary trading market may be limited.

Because the average daily trading volume of our common stock is low, the liquidity of our common stock may be impaired. As a result, prices for shares of our common stock may be lower than might otherwise prevail if the average daily trading volume of our common stock was higher. The average daily trading volume of our common stock may be low relative to the stocks of exchange-listed companies, which could limit your ability to sell your shares in the secondary trading market.

Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this Prospectus, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales of a substantial number of shares of our common stock in the public market, including the shares to be offered under this prospectus and other resale prospectuses and shares available for resale under Rule 144(k) under the Act, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise additional capital through the sale of equity securities.

We may incur significant costs from class action litigation.

In the past, following periods of large price declines in the public market price of a company’s stock, holders of that stock occasionally have instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring this type of lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit also could divert the time and attention of our management, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Exercise of outstanding options and warrants will dilute shareholders and could decrease the market price of our common stock.

As of December 31, 2006, we had issued and outstanding 24,166,244 shares of common stock and outstanding options and warrants to purchase 5,674,835 additional shares of common stock and we issued an additional 5,813,942 shares of our common stock and warrants to purchase an additional 1,970,913 shares of our common stock on February 14, 2007. The existence of the outstanding options and warrants may adversely affect the market price of our common stock and the terms under which we could obtain additional equity capital.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common stock must come from increases in the fair market value and trading price of our common stock.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our common stock must come from increases in the fair market value and trading price of our common stock.

We may issue additional equity securities, which would dilute your share ownership.

In the future, we may issue additional equity securities to raise capital and our stock option and warrant holders may exercise all or some of the options and warrants that are outstanding or may be outstanding. These additional issuances would dilute your share ownership.

9

Changes in securities laws and regulations may increase our costs.

The Sarbanes-Oxley Act of 2002 has previously required us to make changes to some of our corporate governance practices. Because we are currently a non-accelerated filer we presently do not have to comply with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and also a report by our independent registered public accounting firm addressing these assessments. Beginning with calendar year 2007 we are again required to comply with the requirement for annual management assessments of the effectiveness of our internal controls. Beginning with calendar 2008, our auditors will again be required to issue a report addressing those assessments. Additionally, if our market capitalization increases significantly and we become an accelerated filer, our auditors may need to issue such a report for calendar year 2007. The implementation of these compliance matters will likely result in an increase in our general and administrative expenses. We also may determine that we do not have effective controls over financial reporting. There may be other accounting or regulatory changes enacted in the future which would have a disproportionate impact on us compared to other companies because of our small size and our lack of product revenue to provide a source of funds to pay for compliance with the changes, among other reasons.

10

FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, which are subject to the “safe harbor” created therein, including those statements which use any of the words “may,” “will,” “anticipates,” “estimates,” “intends,” “believes,” “expects,” “plans,” “potential,” “seeks,” “goal,” “objective,” and similar expressions. These forward-looking statements include, among others, statements regarding:

•	our ability to secure sufficient funds as a going concern;
•	estimates that existing cash resources will be adequate to provide liquidity for our regular operations into fiscal year 2009;
•	our future cash resources, expenditures and our ability to obtain additional funding for our business plans;
•

plans, programs, progress, and potential success regarding our research efforts, including our ability to identify components for preclinical development and the success of any such preclinical development efforts in our hepatitis C and other research programs;

•

plans, programs, progress, and potential success regarding our collaborators and licensees, including Gilead Sciences, Inc. for nucleoside compounds targeting hepatitis C virus, Novartis for non-nucleoside compounds against hepatitis C virus, GlaxoSmithKline for hepatitis E vaccine, and, for Prestara(, Watson Pharmaceuticals, Inc., Genovate Biotechnology Co., Ltd., and Tanabe Seiyaku Co., Ltd.;

•	our ability, or our collaborators’ ability, to achieve any of the milestones contained in our agreements;
•

plans, programs, progress, and potential success regarding our research efforts, including our ability to identify compounds for preclinical development and the success of any such preclinical development efforts in our hepatitis C and other research programs;

•	further actions or developments relating to Prestara( (prasterone), our investigational drug for lupus, and its New Drug Application; and
•	the securing and defense of intellectual property rights important to our business.

All statements in this prospectus, including those statements we incorporate by reference, that are not historical are forward-looking statements and are subject to risks and uncertainties, including those set forth in the Risk Factors section. Among these are the risks that we may not be able to raise sufficient funds to continue operations, that problems with our manufacturers or collaborators may negatively impact their or our research, clinical trials or product manufacture, development or marketing, that our research programs may fail, that our attempts to license our technologies to others may fail and that clinical trials of Prestara( or similar formulations of prasterone are abandoned, delayed, or have results that are negative, inconclusive or not usable to support regulatory approval, that the FDA and foreign authorities may delay or deny approval of Prestara(. These as well as other factors may also cause actual results to differ materially from those projected and expressed or implied in these statements. We assume no obligation to update any such forward-looking statement for subsequent events. The risks and uncertainties under the caption “Risk Factors” contained herein, among other things, should be considered in evaluating our prospects and future financial performance. All forward-looking statements included in this prospectus are made as of the date hereof.

11

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholders pursuant to this prospectus.

A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of the warrants for cash, the selling shareholders would pay us the exercise price of the warrants. The cash exercise price of the warrants is $1.85 per share of our common stock. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If the warrants are exercised on a cashless basis, we would not receive any cash payment from the selling shareholders upon any exercise of the warrants.

SELLING SHAREHOLDERS

On February 14, 2007, we issued 5,813,942 shares of common stock and warrants to purchase an additional 1,744,170 shares of common stock in a private placement to certain shareholders. Pursuant to Securities Purchase Agreements related to this private placement, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission, or SEC, to register the disposition of the shares of our common stock we issued and shares of common stock underlying the exercise of warrants, and to keep the registration statement effective until the earlier of (a) February 14, 2009, (b) such time as all such shares have been sold by the selling shareholders, or (c) the date upon which all of the shares, and the shares issuable upon the exercise of the warrants, assuming net exercise of the warrants pursuant to the provisions hereof, may be sold in any three month period in reliance on Rule 144. None of the selling shareholders have any position, office or material relationship with Genelabs.

The warrants issued to the purchasers in the private placement are immediately exercisable at an exercise price of $1.85 per share, and expire February 13, 2012. Pursuant to conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately.

We have included the shares issuable upon exercise of the warrants to the selling shareholders in this prospectus and related registration statement.

The following table sets forth:

•	the name of each of the selling shareholders;
•	the number of shares of our common stock beneficially owned by each such selling shareholder prior to this offering;
•	the percentage (if one percent or more) of common stock owned by each such selling shareholder prior to this offering;
•	the number of shares of our common stock being offered pursuant to this prospectus;
•	the number of shares of our common stock owned upon completion of this offering; and
•	the percentage (if one percent or more) of common stock owned by each such selling shareholder after this offering.

12

This table is prepared based on information supplied to us by the selling shareholders, and reflects holdings as of February 8, 2007 after giving effect to the sale of 5,813,942 shares on February 14, 2007. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling shareholder may offer under this prospectus. The selling shareholder may sell some, all or none of its shares. We do not know how long the selling shareholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 29,980,186 shares of our common stock actually outstanding as of December 31, 2006 on a pro forma basis after giving effect to the sale of 5,813,942 shares on February 14, 2007.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)			Shares of Common Stock Beneficially Owned After Offering
Security Holder	Number	Percent	Number of Shares Being Offered(2)	Number	Percent
Baker Brothers Investments II, L.P.	2,072	*	2,072	0	*
Baker Tisch Investments, L.P.	19,158	*	19,158	0	*
Baker Biotech Fund I, L.P.	182,897	*	182,897	0	*
Baker Biotech Fund I, L.P.	160,423	*	160,423	0	*
Baker Brothers Life Sciences, L.P.	928,514	3.10%	928,514	0	*
14159 L.P.	29,603	*	29,603	0	*
The Aries Master Fund II, LP (3)	44,402	*	44,402	0	*
Aries Domestic Fund I, LP (Paramount) (3)	30,231	*	30,231	0	*
Aries Domestic Fund II, LP (Paramount) (3)	19,839	*	19,839	0	*
Otago Partners, LLC (Paramount)	233,126	*	94,476	138,650	*
MPM BioEquities Master Fund, L.P.	745,550	2.49%	745,550	0	*
MPM BioEquities Investor Funds LLC	10,262	*	10,262	0	*
LB I Group, Inc. (3)	1,931,395	6.44%	755,813	1,350,000	4.50%
SF Capital Partners Inc.	716,859	2.39%	566,859	150,000	*
Biotechnology Value Fund, L.P.	619,525	2.07%	133,134	486,392	1.62%
Biotechnology Value Fund II, L.P.	400,446	1.34%	91,616	308,830	1.03%
BVF Investments, L.L.C.	1,049,547	3.50%	301,706	747,840	2.49%
Investment 10 LLC (BVF)	122,493	*	40,403	82,090	*
Nexus Gemini L.P.	1,322,673	4.41%	1,322,673	0	*
First Eagle Contrarian Value Master Fund, Ltd. (3)	186,483	*	116,278	70,205	*
First Eagle Value Fund in Biotechnology, L.P. (3)	151,139	*	58,139	93,000	*
21 April Fund, L.P. (3)	139,731	*	139,731	0	*
21 April Fund, Ltd. (3)	441,663	1.47%	441,663	0	*
Capital Ventures International (3)	732,239	2.44%	377,906	354,333	1.18%
BBT Fund, L.P.	747,448	2.49%	334,448	413,000	1.38%
CAP Fund, L.P.	342,051	1.14%	153,051	189,000	*
SRI Fund, L.P.	177,360	*	79,359	97,999	*
CAMOFI Master LDC	763,574	2.55%	377,906	385,668	1.29%

__________________

*	Represents less than 1%
(1)

Each of the warrants contains a provision that does not permit the selling shareholder to exercise the warrant if, by exercise, the selling shareholder would beneficially own, together with all other shares held by the selling shareholder, in excess of 4.99% of our common stock. As a result, any shares that may not be acquired by the selling shareholder pursuant to this

13

term of the warrant are not reflected as beneficially owned by the selling shareholder. The selling shareholders may waive this provision upon 61 days prior notice to us.

(2)

Includes of shares of common stock issuable upon exercise of a warrant representing 30% of shares purchased, or warrant shares. For the purposes hereof, we assume the issuance of all common shares and warrant shares.

(3)

The selling shareholder has identified itself as an affiliate of a registered broker-dealer. The selling shareholder has represented to us that it purchased the shares in the ordinary course of its business and for its own account and, at the time of purchase, with no intention of distributing any of such shares or any arrangement or understanding with any other persons regarding the distribution of such shares.

14

PLAN OF DISTRIBUTION

The selling shareholders may sell the shares offered by this prospectus. The selling shareholders, including their donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling shareholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, or the Securities Act, to include the name of such transferee in the list of selling shareholders under this prospectus.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	“at the market” or through market makers or into an existing market for the shares;
•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise, after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time,

15

under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

In connection with the sale of the shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the shares offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any broker-dealers that act in connection with the sale of securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

16

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement that includes this prospectus effective until the earliest of (1) February 14, 2009, (2) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, and (3) the date upon which all of the shares and the shares of common stock issuable upon the exercise of the warrants, assuming net exercise of the warrants pursuant to the provisions thereof, may be sold in any three-month period in reliance on Rule 144.

17

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the SEC our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at 650-562-1424 or sending an email to investorinfo@genelabs.com. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Genelabs. The SEC’s Internet site can be found at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. The SEC file number for the documents incorporated by reference in this prospectus is 0-19222. We incorporate by reference the following information that has been filed with the SEC:

•	our annual report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 22, 2007;
•	the information specifically incorporated by reference into our December 31, 2006 Form 10-K from our definitive proxy statement on Schedule 14A filed with the SEC on April 27, 2007;
•	our current report on Form 8-K filed with the SEC on January 29, 2007;
•	our current report on Form 8-K filed with the SEC on February 1, 2007;
•	our current report on Form 8-K filed with the SEC on February 9, 2007;
•	our current report on Form 8-K filed with the SEC on February 14, 2007;
•	our current report on Form 8-K filed with the SEC on March 27, 2007;
•	our current report on Form 8-K filed with the SEC on April 3, 2007; and

18

•	our current report on Form 8-K filed with the SEC on April 23, 2007.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Genelabs Technologies, Inc., 505 Penobscot Drive, Redwood City, California 94063, telephone (650) 369-9500.

19